TEVA ANNOUNCES FDA ACCEPTANCE OF sNDA FOR A HIGHER CONCENTRATION
DOSE OF COPAXONE® GIVEN THREE TIMES A WEEK

JERUSALEM, May 30, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has accepted for review the company’s supplemental new drug application (sNDA) for COPAXONE® (glatiramer acetate injection) 40mg/ 1mL, a higher concentration dose of COPAXONE® that offers a less frequent three times a week dosing regimen administered subcutaneously for patients with relapsing-remitting multiple sclerosis (RRMS). Currently, the approved dose for COPAXONE® is 20 mg/ 1mL, which is a once a day subcutaneous injection.

“We are pleased that the FDA has accepted for review our sNDA. If approved, COPAXONE® 40mg/ 1mL given three times weekly will offer patients and their physicians flexibility in choosing a dosing regimen that works best for them, built upon the proven efficacy and established safety track record that COPAXONE® offers,” said Michael Hayden, M.D., President of Global R&D and Chief Scientific Officer, Teva Pharmaceuticals Industries Ltd. “With a strong heritage in MS research innovation, Teva continues to demonstrate its commitment to patients by developing new treatment options to benefit the RRMS community.”

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: http://www.sharedsolutions.com/redirect/PrescribingInformation.pdf. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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